NR07-03

February 28, 2007

Wealth Minerals Significantly Expands Diamante-Los Patos Uranium Property

Three Additional Uranium Bearing Zones Discovered

Vancouver, British Columbia…  Wealth Minerals Ltd. (the “Company” or “Wealth”) - (TSX Venture Exchange: WML, OTC: WMLLF, Frankfurt: EJZ), is pleased to announce that ongoing aggressive exploration has significantly expanded the identified uranium mineralization at its 100% owned Diamante-Los Patos (DLP) property, located in the Provinces of Salta and Catamarca in north-western Argentina.

The discovery of three new zones, which lie up to two kilometres to the north and south of the original discovery occurrences, has substantially increased the uranium bulk tonnage potential of the property (Figure 1).  The three new zones are as follows:

The Bingo Zone is located approximately two kilometres north of the Alfredo Zone, previously the most northerly occurrence on the large property.  Outcropping disseminated uranium mineralization (1 to 4 millimetre blebby autunite) hosted in felsic volcanics of the Cerro Galan Caldera suite occurs over a minimum area of 525 meters strike by 70 meters width and is open primarily to the west, south and at depth.  Twenty-eight preliminarily characterization samples produced results ranging from 0.4 to greater than 26 lb/t U3O8, with an average of 3.4 lb/t U3O8.

The Los Patios Sur and Los Patos South West Zones are located approximately 1.2 kilometres south and 2 kilometres west-south-west, respectively, of the Los Patos Zone, the most southerly previously identified occurrence.  There is little exposure in these areas and the extent of the showings is presently being defined.  Radiometric readings range from 900 counts per second (C/S) to off-scale (+9,999) C/S for Los Patos Sur and from 900 to 5,200 C/S for Los Patos South West.

Detailed evaluation of these three new zones is in progress.

Elsewhere on the property, an additional forty-three trenches, geological mapping and prospecting has substantially increased the size of the pre-existing zones (see NR-01-07 for details).  Detailed sampling is in progress.  Highlights include:

  Alfredo Zone: Trenching has extended mineralization to both the east and west with highly elevated radiometric readings averaging 2,000 C/S recorded over widths of up to 200 meters.  The best continuous radiometric anomaly presently measures 2,400 meters by 700 meters and remains open.
  Diamante Zone: Widening and deepening of pre-existing trenches indicates that uranium mineralization continues to at least 5 meters depth and remains open.
  Southwest Zone: Prospecting and radiometric surveying has almost doubled the size of the zone from 2,500 meters by 50 meters to in-excess of 4,000 meters by 400 meters.
  Los Patos Zone:  Sixteen additional trenches continue to evaluate the Los Patos Zone which when coupled with the newly discovered Los Patos South and Los Patos South West showings define a very large anomalous uranium target basin approximately 8.7 kilometres long by over 1 kilometre wide.

Mineralization as presently defined remains open in all directions.

Figure 1:  Location of Uranium occurrences, Diamante – Los Patos Property.

Exploration Model

The Cerro Galan Caldera Complex measures approximately 60 kilometres in diameter and is believed to be the second largest caldera in the world.  Uranium mineralization is hosted by poor to semi-consolidated colluvial sediments as well as dacitic to rhyolitic ignimbrite and associated felsic fragmental volcanics.  Initial trenching previously defined a minimum aggregate area of 11 square kilometres in four zones which contain highly anomalous uranium mineralization (see NR-01-07 for details).  The results are interpreted to reflect the surface expressions or leakage from a large, structurally controlled, volcanic-hosted system focused on the flanks of the Cerro Galan Caldera complex.

Future Work

As a result of these new discoveries the Company has applied for an additional 70,000 hectares of new cateos (exploration concessions) which, once awarded, will bring its total land package in the Diamante - Los Patos District to approximately 110,000 hectares.   The Company is presently planning a detailed airborne radiometric survey in order to screen this large, highly prospective block in a timely manner and allow rapid focusing and drill target definition in as short a timeframe as possible.  Winterizing and upgrading of the existing camp facilities is also in progress in order to enable year-round exploration activity.

James M. Dawson, P. Eng., Wealth’s consulting geologist and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.  Mr. Dawson is not independent of Wealth by virtue of being a shareholder and the holder of stock options.

The work program at Diamante-Los Patos was designed and is supervised by James M. Dawson, Wealth’s consulting geologist, who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then sealed and shipped to Alex Stewart Assayers (ASA) for analysis.  ASA’s quality system complies with the requirements for the International Standard ISO 9001:2000.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ASA for additional quality control.

Stock Options

The Company further announces that, pursuant to its 2004 Incentive Stock Option Plan, it has granted incentive stock options to certain directors, officers, employees and consultants of the Company, to purchase up to an aggregate 500,000 common shares in the capital stock of the Company.  The options are exercisable on or before February 28, 2009 at a price of $3.10 per share.

For further details on the Company readers are referred to the Company’s web site (www.wealthminerals.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

WEALTH MINERALS LTD.

“Henk Van Alphen”

President & CEO

For further information, please contact:

Glenn Shand

Phone: 604-331-0096 / 888-331-0096

E-mail: info@wealthminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, the proposed acquisition of additional exploration concessions, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  The reader is referred to the Company’s current 20F for a more complete discussion of such risk factors and their potential effects.

All of the Company’s public disclosure filings may be accessed via www.sedar.com and www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.  This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Suite 1901 – 1177 West Hastings Street, Vancouver, BC Canada V6E 2K3

Tel 604.331.0096  Fax 604.408.7499

www.wealthminerals.com